

November 1, 2010

Patrick R. Gruber, Ph.D., Chief Executive Officer
Gevo, Inc.
345 Inverness Drive South, Building C, Suite 310
Englewood, CO 80112

   Re: Gevo, Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed October 21, 2010
     File No. 333-168792

Dear Dr. Gruber:

   We have reviewed your registration statement and response letter filed October 21, 2010 and have the following comments.

Exhibit 5.1

1. Please note that investors are entitled to rely on the legality opinion. Please have counsel revise the opinion to delete the reliance limitations in the last paragraph on page two.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

   You may contact Jennifer Do, Staff Accountant at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or me at (202) 551-3397 with any other questions.

          Sincerely,

          Pamela Long
          Assistant Director

Dr. Patrick R. Gruber
Gevo, Inc.
November 1, 2010
Page 2

 cc: Teri O'Brien, Esq. (*via facsimile at* (858) 458-3005)
         Paul, Hastings, Janofsky & Walker LLP
         4747 Executive Drive
         12th Floor
         San Diego, CA 92121